Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

November 13, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Terence O’Brien
Branch Chief
Office of Manufacturing and Construction

Jenn Do
SEC Examiner

Re:	Regional Brands Inc.
Form 10-K
Filed March 31, 2017
File No. 033-13110-NY

Ladies and Gentlemen:

This letter is transmitted on behalf of Regional Brands Inc. (the “Company”) via the EDGAR system in response to your comment on the above-captioned report of the Company which was issued in your letter dated November 9, 2017. For your convenience, we have repeated your comment in italics followed by the Company’s response.

Form 10-K for the year ended December 31, 2016

Controls and Procedures, page 23

SEC Comment #1:

We have read your response to comment 1 in our letter dated October 2, 2017. It remains unclear to us how you could appropriately conclude that disclosure controls and procedures were effective as of December 31, 2016, and subsequent periods, given the material weaknesses identified in internal control over financial reporting. These include the high-level governance controls that also significantly impact the considerations regarding whether disclosure controls and procedures are effective. Therefore, in your Form 10-Q for the period ended September 30, 2017, please disclose your conclusion regarding the effectiveness of disclosure controls and procedures pursuant to Item 307 of Regulation S-K and appropriately address the impact of the material weaknesses identified. Provide the disclosures required by Item 308(c) and disclose your plan to remediate the material weaknesses.

Calfee, Halter & Griswold LLP Securities and Exchange Commission November 13, 2017 Page 2

Response:

In response to the Staff’s comment, the Company will include the following disclosure under the caption “Part I: Financial Information, Item 4. Controls and Procedures” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017:

“ITEM 4 - CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and financial officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our principal executive and financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report, concluded that our disclosure controls and procedures were not effective, and further concluded that our disclosure controls and procedures were not effective as of the end of the period ended December 31, 2016 and quarters ended March 31, 2017 and June 30, 2017. Our management concluded that our disclosure controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting that existed as of December 31, 2016, and continued to exist as of March 31, 2017, June 30, 2017 and September 30, 2017. As disclosed in our Annual Report on Form 10-K for the period ended December 31, 2016, the material weaknesses consist of an insufficient complement of qualified accounting personnel and controls associated with segregation of duties.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Calfee, Halter & Griswold LLP Securities and Exchange Commission November 13, 2017 Page 3

Changes in Internal Control Over Financial Reporting

As discussed above in this Item 4 and in our Annual Report on Form 10-K for the period ended December 31, 2016, our internal controls over financial reporting were not effective as of December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, as a result of material weaknesses related to an insufficient complement of qualified accounting personnel and controls associated with segregation of duties.

In response to the material weaknesses identified above, our Management, with assistance of an outside consultant and oversight from the Company’s audit committee, has continued to monitor and review our control environment and evaluate potential solutions intended to remedy the identified material weaknesses. The potential solutions being evaluated as of September 30, 2017 included steps that, if implemented, would expand the resources available and implement additional controls to the financial reporting process.

There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during the quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

_____________

The Company acknowledges the Staff’s closing comments in your letter dated November 9, 2017.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (216) 622-8826 or kspreen@calfee.com.

Very truly yours,

/s/ Kristofer K. Spreen

Kristofer K. Spreen

cc:	Fred DiSanto (Regional Brands)